UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OFS CAPITAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

67103B 100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67103B 100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Orchard First Source Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,946,474
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,946,474
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,474
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.4%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 67103B 100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

The name of the Issuer is OFS Capital Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Orchard First Source Asset Management, LLC (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of the Reporting Person is Orchard First Source Asset Management, LLC, 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Item 2(c).	Citizenship:

Orchard First Source Asset Management, LLC is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP Number:

67103B 100

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 67103B 100	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,946,474
(b)	Percent of class: 30.4%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,946,474
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the deposition: 2,946,474
(iv)	Shared power to dispose or direct the disposition: -0-

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 67103B 100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

By:	/s/ Jeffrey A. Cerny
Name:	Jeffrey A. Cerny
Title:	Secretary